EXHIBIT 4.6

SUMMARY OF SPECIAL COLLECTIVE AGREEMENT WITH EMPLOYEES

     On December 26, 2002, a collective agreement was signed between us, the General Federation of Labor and our employee committee, which applies to those of our workers to which collective agreements apply (and not to those who are employed on personal employment contracts). The contract was for a three-year period, and can be extended for an additional year. The contract established, among other things: 1) the right of management to terminate the employment of employees within the framework of the reduction of our banking services, and the termination procedure; 2) the special benefits and payments to which an employee is entitled if his employment is terminated, including additional severance payments beyond those set by law and the conversion of the right to additional severance (for employees with particular seniority and with a particular number of years until their reaching retirement age) into early old-age retirement rights; and 3) certain reductions to be made in the salaries of the employees and the related benefits to which they are entitled.

     On March 14, 2005, the above parties signed a new collective agreement that extended the term of the above agreement (dated December 26, 2002) until the termination date of our run-off plan (including any modification or extension to the plan, approved by the government) or until December 31, 2007, whichever is first. This new agreement also established and clarified that employees who under the original agreement are entitled to an early old-age pension due to the termination of their employment, will be entitled to the pension until they reach the age from which they will be entitled -in light of the reform which took place in the pension field after the signing of the original agreement- to receive a regular old-age pension from the pension fund in which they are members, and it also established that some of the concessions to which the employees agreed in the original agreement and which had a time limit, will continue to apply also during the period of the new agreement.